

November 21, 2022

Vikram Grover
Chief Executive Officer
FOMO WORLDWIDE, INC.
1 E Erie St, Ste 525 Unit #2250
Chicago, IL 60611

      Re: FOMO WORLDWIDE, INC.
          Form 8-K filed November 16, 2022
          File No. 001-13126

Dear Vikram Grover:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction